Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following communications were made available by posts on Twitter:

Tweet 1: Comcast aims to get Philadelphians out of Internet dark ages [link to http://www.bizjournals.com/philadelphia/news/2014/03/04/comcast-aims-to-end-digital-divide.html?ana=twt] @PHLBizTechEd #InternetEssentials [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 2: Comcast extends 'Net service for low-income families [link to http://www.philly.com/philly/business/technology/20140305_Comcast_extends__Net_service_for_low-income_families.html] [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 3: Comcast Extends ‘Internet Essentials’ Program, To Offer $1M In Grants [link to http://www.multichannel.com/distribution/comcast-extends-‘internet-essentials’-program-offer-1m-grants/148660] [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 4: Comcast extends 'Internet Essentials' program indefinitely [link to http://news.cnet.com/8301-1023_3-57619863-93/comcast-extends-internet-essentials-program-indefinitely/] via @CNET

The following articles written by third parties were made available via links provided in the above communications:

Article 1:

March 4, 2014, Lauren Hertzler

Comcast aims to get Philadelphians out of Internet dark ages

There’s no hiding today’s digital divide, or the inequality between those with access to Internet and those without. And even with Comcast’s fight against it for years with its Internet Essentials program, the company admits there’s still a long way to go.

In fact, a Pew Charitable Trusts poll from December said 18 percent of Philadelphians still don’t have a computer at home or an Internet-accessible cell phone.

But, David Cohen, Comcast’s executive vice president, can’t help but give his company a pat on the back for trying. That’s because since its launch three years ago, Internet Essentials has provided affordable broadband service ($9.95 a month plus tax) to more than 1.2 million low-income Americans, or 300,000 families, in 39 states and Washington, D.C. It also has sold more than 23,000 subsidized computers at less than $150 each.

On Tuesday, Cohen announced Comcast’s plan to extend the program indefinitely — beyond its initial three-year commitment, because it’s “just that important,” he said in a morning conference call.

Cohen also announced that Comcast will give more than $1 million in grants to numerous non-profit organizations across the U.S. to create Internet Essentials “learning zones.” These learning zones provide a “continuum of connectivity,” Cohen said, with the help of nonprofits, libraries and computer centers, that starts at school, remains during after-school programs and ends at home.

Cohen pointed to Comcast’s proposed merger with Time Warner Cable as an opportunity to expand Internet Essentials to 19 of the nation’s 20 top cities.

Mayor Michael Nutter, who was present in the briefing, said, “That’s a big win, not only for us in Philadelphia, but for everyone in America.”

Nutter, a big supporter of Internet Essentials, said the program is “about access and access is freedom to do what you need to do.” He said the city’s unfortunate lack of Internet access hinders adults’ abilities to job search and children’s abilities to do homework.

Philadelphia was recognized with a slew of other cities as a “most improved community” in America during the call. But, it still needs work. To encourage and jump-start a close of the digital divide, Cohen said Comcast will provide free Internet Essentials for six months for anyone who calls within the next two weeks.

To qualify, households must:

-Apply and be approved by March 18.

-Be located where Comcast offers Internet service.

-Have at least one child eligible to participate in the National School Lunch Program.

-Have not subscribed to Comcast Internet service within the past 90 days.

-Not have an overdue Comcast bill or unreturned equipment.

-To sign up, families can visit www.InternetEssentials.com or call 1-855-846-8376; for Spanish, visit www.InternetBasico.com or call 1-855-765-6995.

Article 2:

March 4, 2014, Bob Fernandez

Comcast extends 'Net service for low-income families

Comcast Corp., facing a rigorous government review of its proposed $45.2-billion deal for Time Warner Cable Inc., said on Tuesday it will indefinitely continue its discounted $9.99-a-month Internet service for low-income families with school children.

Comcast agreed to offer the discounted program as a condition of its acquisition of NBCUniveral and it was to expire this June.

Comcast says it has provided 300,000 low-income families with the service over the past three years, including 9,000 in the Philadelphia area.

If the Time Warner Cable deal is approved the discounted program, marketed as Internet Essentials, will be available in those new cable-TV territories and 19 of the nation's 20-largest U.S. cities, Comcast executive David Cohen said in a conference call on Tuesday morning.

Article 3:

March 4, 2014, Jeff Baumgartner

Comcast Extends ‘Internet Essentials’ Program, To Offer $1M In Grants

300,000 Families Have Signed Up For Internet Program For Low-Income Americans

Comcast announced Tuesday that it will enhance and extend Internet Essentials, the MSO's Internet adoption program for low-income households, beyond an initial three-year commitment that was scheduled to end this June.

Comcast will now run the Internet Essentials program "indefinitely," Comcast EVP David Cohen said Tuesday on a call with reporters. He labeled Internet Essentials Comcast’s “signature community investment priority.”

Internet Essentials, spawned from a voluntary commitment linked to Comcast's acquisition of NBCUniversal, targets low-income households with school-age children who are eligible to receive free lunches under the federally assisted National School Lunch Program. Qualified households receive discounted Internet service from Comcast at $9.95 per month (5 Mbps downstream by 1 Mbps upstream), the option to purchase an Internet-ready PC for under $150, and access to a free Internet training.

Comast's bigger commitment to Internet Essentials coincidentally comes as Comcast seeks approval of its proposed $45 billion acquisition of Time Warner Cable. Cohen said the merger, once closed, will give Comcast an opportunity to offer Internet Essentials to 19 of the nation’s 20 largest markets, including New York City, Kansas City and Los Angeles.

Also on Tuesday, Comcast said 1.2 million low-income Americans, or 300,000 families, have connected to the program, noting that it has invested more than $165 million in cash and in-kind support through its digital divide programs since 2011. Among other milestones, Comcast said it has provided free digital literacy training and education to more than 1.6 million people, broadcast more than 3.6 million public service announcements (valued at nearly $48 million), and sold more than 23,000 subsidized computers.

Last August, when Internet Essentials entered its third year, Comcast said more than 220,000 families and 900,000 Americans were on board, estimating that new, expanded eligibility criteria to include parochial, private and homeschooled students meant that nearly 2.6 million U.S. families were eligible for the program.  Comcast said it now offers Internet  Essentials in more than 30,000 schools in 4,000 school districts in 39 states, and Washington, D.C.

Cohen estimated that the program is approaching 9% to 10% penetration among families that are eligible for it.

As part of its broader commitment, Comcast also said it will give away $1 million in grants to 15 “Gold Medal” communities (see below)  that have done the most to help close the so-called digital divide. Those funds will be used to create “Internet Essentials learning Zones” for non-profits, libraries and computer centers.

Comcast will also recognize five other communities as being the “most improved.”  But instead of getting grants, those communities, along with the 15 that are awarded grants, will be part of a program that will offer eligible, qualified  families in those areas that are new to the program to get Internet Essentials for free for six months if they sign up by March 18.

The 15 Gold Medal recognized communities that will create Internet Essentials Learning Zones include: Adams County, Colo.; Atlanta, Ga.; Aurora, Colo.; Chicago, Ill.; Cicero-Berwyn, Ill.; Collier, Fla.; Denver, Colo.; Elk Grove, Calif.; Fresno, Calif.; Miami, Fla.; Palm Beach, Fla.; Pasadena, Texas; Seattle, Wash.; St. Paul, Minn.; and Tacoma, Wash. The five “most improved” communities are: Baltimore County, Md.; Lee, Fla.; Philadelphia, Pa.; San Francisco; and Stockton, Calif.

Philadelphia Mayor Michael Nutter phoned in to express his support in the program, noting that just shy of 30% of people in the city don’t have access to the Internet. “Internet is the access issue in the 21st century.” He also said he is a “strong supporter” of the TWC-Comcast merger. Comcast is headquartered in Philadelphia and the MSO recently announced plans to build a second tower in the city.

“In just two and a half years, this groundbreaking initiative has connected more than 1.2 million low-income Americans, or 300,000 families, to broadband Internet at home,” said Comcast's Cohen, in a statement “We are also proud to join President Obama’s call to action for helping to realize his ConnectED educational goals as we announce today an extension and enhancement of our multi-year commitment to close the digital divide. Here at Comcast, addressing the digital divide head-on has long been a priority for our company. We believe the Internet has the power to transform lives, strengthen communities, and inspire a new generation of leaders.”

Dr. John B. Horrigan, head of research for the FCC’s National Broadband Plan and a former research director with Pew Research Center’s Internet and American Life Project, released the results of an “Essentials of Connectivity” study that found that 83% of schools expect students to have home access to the Internet. The study was based on a survey of 1,959 Internet Essentials customers conducted in the later part of 2013.

Horrigan said the Comcast-run program offers a “very strong, solid framework for closing broadband adoption gaps.”

Cohen was asked if Comcast would look to expand or tweak the program help it reach other low-income Americans. Cohen said it was “an active subject of discussion” at Comcast, noting that the MSO had conducted a pilot with AARP.

Comcast has also been testing a pre-paid Internet product that’s available to consumers who do not already subscribe to services from the MSO or do not otherwise qualify for a post-paid service.

Article 4:

March 4, 2014, Marguerite Reardon

Comcast extends 'Internet Essentials' program indefinitely

Comcast extends its subsidized broadband program beyond its June 2014 commitment. The cable giant started the program back in 2011 as part of its conditions for its merger with NBC Universal.

Cable giant Comcast announced Tuesday that it is voluntarily extending its Internet Essentials program, which provides subsidized broadband Internet service to low-income families in its service area, beyond its three-year commitment.

The company also announced that it's making more than $1 million in grants to 15 communities that have done the most to help close the digital divide. Comcast is also recognizing another five communities for being most improved. In these 20 recognized communities, eligible families that have not yet signed up for Internet Essentials, but qualify for the program, will be able to do so before March 18 to get six months of free Internet Essentials service.

The grants are being given to create Internet Essentials Learning Zones, which tie together nonprofits, libraries, and computer centers so kids can enjoy a continuum of connectivity that starts at school, follows them to after school programs and resources, and ends at home.

Comcast Executive Vice President David Cohen, who has spearheaded the program, said he's been pleased with its success.

"In just two and a half years, this groundbreaking initiative has connected more than 1.2 million low-income Americans, or 300,000 families, to broadband Internet at home," Cohen said in a statement. "Here at Comcast, addressing the digital divide head-on has long been a priority for our company. We believe the Internet has the power to transform lives, strengthen communities, and inspire a new generation of leaders."

What is Internet Essentials?
The program, which launched in September 2011 and was set to expire in June of this year, was designed to target poor families with school-age children and help them get connected to the Internet by offering a combination of discounted broadband service, low-cost computers, and free training programs to teach people how to use the technology. Comcast started the program as part of a voluntary commitment it made to the Federal Communications Commission in order to get its merger with NBC Universal approved.

Back then, the company promised to keep the program up and running for three years. With today's announcement, Comcast is extending the program indefinitely. Today Internet Essentials is available in more than 30,000 schools and 4,000 school districts, in 39 states and the District of Columbia. Comcast is already serving large urban areas such as Chicago, Denver, Seattle, San Francisco, Miami, and Philadelphia.

The company's CEO Brian Roberts has said that the program will be extended to markets served by Time Warner Cable, if regulators approve the proposed $45 billion merger between the two cable companies. This would extend the program to 19 or the 20 largest cities in the US, such as New York and Los Angeles.

The way the Internet Essentials program works is families with at least one child receiving free or reduced lunch as part of the federal government's National School Lunch Program is eligible to receive Comcast's broadband service for $9.95 per month. Comcast has increased the speed of the program from 1.5 Mbs to 5 Mbps since it began the program. And it has expanded the eligibility for the program to cover 30 percent more students. Initially, the program targeted families who received free lunch. It was later expanded to cover children also receiving reduced lunches. And in schools where at least 70 percent of the school population qualifies for free or reduced lunch, Comcast is offering the program to every student. This means that the 30 percent of students in those schools who don't qualify for the free or reduced lunch program can still qualify for Internet essentials. The program also now includes students enrolled in parochial schools as well as those who are home-schooled. (Based on the 2011 program, a family of three making $24,000 or less a year qualifies for free lunch (PDF) as part of the national lunch program. )

In addition to offering low-cost broadband, Comcast is also working with Microsoft, Dell, and Acer to offer discounted computers to these households for less than $150. Through partnerships with nonprofits, such as One Economy, Common Sense Media, and iKeepSafe, Comcast has also developed free printed and online digital literacy training that has been available at no cost in schools, libraries, and through community organizations to help these families make the most of their broadband resource.

Since the program began two and half years ago, Comcast has sold more than 23,000 subsidized computers at less than $150 each, the company said. It's also distributed more than 33 million Internet Essentials brochures at no cost. And it's partnered with more than 8,000 community-based organizations, government agencies, and federal, state, and local elected officials.

The digital divide
Closing the so-called "digital divide" was a goal first outlined in the FCC's National Broadband Plan, which was published in 2010. The idea was to bring high speed Internet access to all Americans. Since then President Obama has been pushing his ConnectED educational goals, an initiative that will provide 99 percent of the nation's schools with access to high-speed broadband technology within five years.

At the time that the National Broadband Plan was published, nearly one-third of the US population, or about 93 million Americans, did not have broadband Internet access at home. The report identified three main reasons as barriers to adoption: affordability, digital literacy, and relevance.

Comcast's Internet Essentials program was designed to address these barriers, and the company targeted low-income families with school-age children because of the educational benefits broadband offers.

Comcast is not the only company that is working toward more Internet adoption. As part of President Obama's ConnectED program, wireless operators AT&T and Sprint have signed on to provide free high-speed wireless Internet access to schools. Companies like Apple and Adobe have pledged $100 million in equipment and software. Apple for example will provide $100 million worth of iPads, MacBooks, and other equipment to schools as well as provide teacher training.

But so far, Comcast's program is the largest such effort. According to new research, it's also been among the most successful.

John Horrigan, formerly the head of research for the FCC's National Broadband Plan and a former research director with Pew Research Center's Internet and American Life Project, applauds Comcast's efforts. Horrigan recently released a study of Internet Essentials customers, which offers insights on how broadband providers and communities can design effective broadband adoption programs.

"The research shows that for broadband adoption initiatives to successfully reach low-income families, they need to embrace two key elements," Horrigan said. "First, they must be woven into the fabric of the entire community with trusted institutions that can help nurture and sustain Internet usage. Second, programs need to provide robust digital literacy educational opportunities that address the knowledge gap head on."

Horrigan said that Comcast's program is a good start to reaching more low-income people with broadband. And he said that Internet Essentials can provide a framework for other Internet service providers or groups looking to address the digital divide. Specifically, Comcast has done a good job providing a low-cost service that more people can afford. And the company has also done well in educating people about why they need the Internet and how to use it. But he said that going through the schools to qualify and select people eligible for the program may not go far enough. Other institutions could also be involved to help expand broadband's reach.

For example, 65 percent of respondents to Horrigan's study viewed using the Internet to access banks and government agencies as important.

"We need to get these institutions involved in the solution, too," Horrigan said.

Right now, Comcast is focused on continuing getting more broadband services to low-income families with school-age children. The company has done a pilot program with the American Association of Retired Persons or AARP to see how it can help connect more senior citizens to broadband. But Cohen said that Comcast has a lot more it can do with the current Internet Essentials program. So for now, it has no plans to expand the program to address other low-income groups.

Updated 9:25 am. PTThis story was updated with additional information from Comcast's conference call announcing the extension of its low-income Internet Essentials program.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.